August 1, 2005

Mr. Luo Weide
Chief Financial Officer
China Eastern Airlines Corporation Limited
2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of Chinga

Re: **China Eastern Airlines Corporation Limited**
Form 20-F for the year ended December 31, 2004
Commission File Number: 001-14550

Dear Mr. Weide:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

＊ ＊

Item 5. Operating and Financial Review and Prospects

Operating Results, page 35

1. We note several instances where multiple reasons are cited for a particular change but the monetary impact of each change is not disclosed. For example, you have attributed the increase in food and beverage expense to the increase in the number of travelers, which is

partially offset by a decrease in average costs as a result of cost-control initiatives, but you have not quantified the effect of each cause. Please note that this example is not meant to be exclusive. Please revise your all explanations contained in your discussion of operating results to quantify each specific reason cited for an individual change as this will provide more information to the reader of the financial statements.

Capital Expenditures

Table of Contractual Obligations, page 42

2. The table of contractual obligations is intended to provide a useful snapshot of the company's cash requirements. Accordingly, it appears that your disclosures should be expanded to more fully comply with these objectives. Specifically, the last category in the table makes reference to GAAP. We would generally expect this category to include such items as pension liabilities, post-retirement benefit obligations, deferred tax liabilities, long-term portions of other payables and other similar items that you reasonably expect to fund in the future. In addition, in view of the relative significance of your short-term bank loans, you should provide footnote disclosure of these amounts if they are not included in the tabular disclosure.

3. As a related matter, we believe you should also include estimated interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. For variable rate debt, you should include a discussion of the methodology used in the calculation. As such, please include your proposed revised disclosure as part of the reconciliation requested above. See Section IV.A of FR-72 for guidance.

Note 2 – Principal Accounting Policies

(b) Group Accounting

(i) Subsidiaries, page F-10
4. We have reviewed the discussion of your history and development presented on pages 11 through 13 of the filing. Certain of the acquisitions identified in that disclosure do not appear to be listed as subsidiaries or associates in your financial statement footnotes. We refer, for example, to the purchase of China General Aviation Company, Air Great Wall and Shanghai Eastern Aircraft Maintenance Ltd. Please supplementally reconcile the various acquisitions listed in your narrative with the disclosures on pages F-10 and F-29. In addition, where entities were acquired from your parent, explain why no related reconciling adjustments are required under U.S. GAAP. We refer to the fact that it appears to us that these entities would be considered transactions under common control and accounted for at historical cost for purposes of U.S. GAAP. Please advise.

5. Under U.S. GAAP, variable interest entities in which a parent does not have voting control but absorbs the majority of losses or returns must also be consolidated. We note no reference to this apparent accounting policies difference in Footnote 39. Please tell us how you have considered this difference in preparing your reconciliations. In view of the number of your associates, we believe you should disclose and address this matter in your footnote as well.

(g) Maintenance and Overhaul Costs, page F-13
6. You disclose your method of accounting for major overhauls for aircraft and engines under operating leases. Please also revise your footnotes to disclose your method of accounting for overhauls of other aircraft and engines under IFRS and under U.S. GAAP. In this regard, we note that you also acquire aircraft through long-term capital leases and that you purchased certain aircraft in fiscal 2002.

(j) Fixed Assets, page F-14
7. Please expand your disclosures to explain how any accumulated depreciation at the date of revaluation is accounted for.

Note 7. Taxation, page F-21

8. We note, from your accounting policies disclosure on page F-13, that deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Under U.S. GAAP, a valuation allowance should be established through a charge to income if it is more likely than not that some, or all, of the deferred tax asset will not be realized. Given that tax losses may be carried forward against future taxable income for a period of only five years under PRC tax law, supplementally support your apparent conclusion that no related reconciling item or disclosure is required in Note 39 for any of the fiscal periods presented. That is, it appears that there may be circumstances under which these accounting policies would lead to different conclusions. Please advise. Please also explain why the policy described in the final sentence of Note 7 differs from your stated accounting policies disclosure.

Note 29 (a) Retirement Benefit Plans and Post-Retirement Benefits, page F-39

9. Supplementally reconcile the pension costs disclosed in sections (i) and (ii) of this Note to the balances presented in Note 5 on page F-20. If they are not included in this Note, please indicate the income statement line item in which they are classified. Tell us how the contributions to the staff housing fund (Note 30) have been classified in the income statement, as well.

Note 39 – Significant Differences Between IFRS and GAAP

(a) Revaluation of Fixed Assets, page F-60
10. We note that you have included an adjustment of RMB 171,753 representing a reversal of a revaluation deficit on fixed assets in 2002. As this adjustment represents the reversal of a

reduction in carrying value under IFRS caused by a reduction in fair value, supplementally explain to us how you tested the these assets for impairment under US GAAP and how you concluded no impairment charge was necessary. We may have further comment on your response.

(f) Segmental Disclosures, page F-61

11. From your current disclosure it appears that, under IFRS, you have chosen to present your business segments two ways, by business type and geographic area, and that your geographic information has been segregated into profit derived from passenger and cargo mail. It is unclear from your current disclosure how you define your operating and reporting segments in accordance with paragraphs 10 and 17 of SFAS 131 under US GAAP. For example, on page F-63 you disclose that management reviews results based on the passenger/cargo split, which would appear to indicate you operate in two segments. Supplementally explain to us how the current presentation and disclosure are consistent with the above-referenced guidance. Please also explain how your current disclosures are in compliance with paragraphs 36-39 of SFAS 131. We may have further comment on your response.

Other

12. We note from your disclosure on page F-15 that an excess of fair value over the purchase price paid results in negative goodwill under IFRS, and that this amount is reversed as the future losses and expenses are recognized. We also note that there does not appear to be a separate adjustment reconciling the treatment of negative goodwill to the treatment of the excess in accordance with SFAS 142. That is, it appears there should be an adjustment comparing the pro-rata write-down of assets and the related lower depreciation expense, as proscribed by SFAS 142, to the recognition of the expected losses and expenses under IFRS. Please revise your reconciliation for such adjustment or supplementally explain to us why no such adjustment is necessary. If these adjustments have been commingled with others, please clarify these matters in your reconciliation footnote. In this regard, we assume that you will derecognize negative goodwill upon the adoption of IFRS 3. Please confirm or advise supplementally.

13. We note from your disclosure in Note 21, Accrued Aircraft Overhaul Expenditures, that you utilize the accrual method of accounting for overhaul expenditures, and that in both 2003 and 2004 you have released amounts material to each year's IFRS-based income statements related to previous accruals that were in excess of the actual expense. Supplementally explain the reasons for these overaccruals and support your conclusion that you have the ability to reasonably estimate these amounts. Finally, please explain why no portion of these over accruals are considered to be the result of error rather then of changes in estimate.   We may have further comment on your response.

* *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief